United States securities and exchange commission logo





                            June 5, 2020

       Kenneth Tapp
       Chief Executive Officer
       MjLink.com, Inc.
       3465 Gaylord Court, Suite A509
       Englewood, CO 80113

                                                        Re: MjLink.com, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed May 22, 2020
                                                            File No. 024-11154

       Dear Mr. Tapp:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 14, 2020 letter.

       Amendment No. 2 to Offering Circular on Form 1-A

       Risk Factors
       Because our directors and executive officers are among our largest stockholders..., page 18

   1. Revise this risk factor heading to disclose that your CEO and Chairman, Kenneth Tapp, controls the company.
Also revise the risk factor discussion to disclose the percentage ownership of the
company held by each officer and director that owns more than 5% of your shares. Separately
disclose the percentage ownership held by Social Life Network.
       Use of Proceeds, page 31

   2. Revise your use of proceeds disclosure so that the minimum amount of proceeds discussed is the $1,000,000
minimum offering amount.
 Kenneth Tapp
MjLink.com, Inc.
June 5, 2020
Page 2
Certain Relationships and Related Party Transactions
Related Party Transactions, page 52

3. You state in your response to prior comment 3 that the company does not have any related party transactions to report. We note similar disclosure in Note 4 to your Condensed
         Financial Statements. However, you also disclose in Note 4 that during the fourth quarter of 2019, Hemp Depot acquired $32,500 of your services. Hemp Depot is owned and managed by Rodosevich Investments, which owns 14.7% of your outstanding Class A common stock. Accordingly, please disclose your transaction with Hemp Depot in this section or provide a cross reference to the discussion in Note 4. Security Ownership of Management & Certain Security Holders, page 52

4. You disclose in footnote 1 to the table that Kenneth Tapp is a member of LVC Consulting,
         LLC. Please disclose whether Mr. Tapp has sole or shared voting or investment power over the shares of the company held by LVC Consulting. To the extent he shares voting or investment powers over the company's shares, disclose the other persons who share these powers. Provide similar disclosure with respect to Andrew Rodosevich and
         Rodosevich Investment, LLC, in footnote 2.
Description of Capital Stock
Voting, page 53

5. You state in this section that you have not set the voting rights of the Class B Common
         Stock. On page 54, however, under "Class B Shares," you indicate that each share of
         Class B stock has 100 votes. Please resolve this discrepancy. Exclusive Venue, page 54

6. In your response to prior comment 5, you state that you have removed disclosure regarding an exclusive forum provision. We note, however, that the section titled
         "Exclusive Venue" still appears in the offering circular and is also referenced in the discussion of Stockholder's Derivative Actions on page 55. Please advise.
Preferred Shares, page 54

7. You disclose that you have not yet established the rights and preferences of the Preferred
       Shares, but you have issued 10,068,087 Preferred Shares. Please disclose when you
FirstName LastNameKenneth Tapp
       issued the Preferred Shares and how you could issue undesignated preferred shares under
Comapany NameMjLink.com,prominent summary and risk factor disclosure regarding these
       Delaware law. Provide Inc.
June 5,outstanding 2
        2020 Page Preferred Shares as a result of the fact that the terms are not designated.
FirstName LastName
 Kenneth Tapp
FirstName LastNameKenneth Tapp
MjLink.com, Inc.
Comapany NameMjLink.com, Inc.
June 5, 2020
Page 3
June 5, 2020 Page 3
FirstName LastName
Note 2   Summary of Significant Accounting Policies
Basis of presentation, page F-7

8. Your response to comment 9 states that the parent company assumed the cost of the
         MjLink hires until January 2, 2019. Please explain how this would not be considered a cost to MjLink that the parent incurred on its behalf. Otherwise, please present the results of operations, financial position and cash flows in accordance with Question 1 of SAB
         Topic 1.B. and disclose the allocation method used along with management's assertion on the reasonableness of its use as required by Question 2 of SAB Topic
1.B.
Net Loss Per Share, page F-9

9. We note your response to prior comment 12 that there will be no spinout effecting warrants and the disclosure of such warrants was eliminated. However, you have not corrected your disclosure on page 35. Please revise and ensure other parts of your filing have been corrected where applicable.
Exhibits

10. We note your response to prior comment 13. Please revise Section 9 of your subscription agreement filed as Exhibit 4.1 to state clearly whether the exclusive forum provision applies to claims arising under the Securities Act or the Exchange Act. Please include the same disclosure in the exclusive forum discussions on pages 28 and 56. General

11. We note your response to prior comment 11. However, as noted in the prior comment, there are references to the nine months ended December 31 instead of the twelve months ended December 31 or variations of thereof throughout the filing. Please revise.
12. In response to prior comment 15, you revised your disclosure to refer to the company as a subsidiary of Social Life Network, Inc., rather than a wholly-owned subsidiary, and to reflect the number of outstanding common shares of the company. In the beneficial ownership tables on pages 51 and 53, you disclose that LVC Consulting, LLC owns
         51.04% of the company's shares, and Social Life Network, Inc. owns 15.17% of the company's shares. In light of LVC Consulting's control over the company, and its affiliation with Kenneth Tapp, please disclose that Mr, Tapp controls the company, and
         Social Life Network only holds 15.17% of the company's shares. In addition, since Mr.
         Tapp has voting control over Social Life Network, disclose that the company and Social
         Life Network are under the common control of Mr. Tapp. Lastly, disclose when LVC
         Consulting and the shareholders other than Social Life Network obtained their shares. In this regard, we note that as recently as April 8, 2020, Social Life Network referred to
         MjLink as its wholly-owned subsidiary in a press release about the shareholder update hosted by Social Life Network and MjLink on April 7, 2020.
 Kenneth Tapp
MjLink.com, Inc.
June 5, 2020
Page 4

       You may contact Amanda Kim, Staff Accountant, at (202) 551- 3241 or
Stephen
Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                          Sincerely,
FirstName LastNameKenneth Tapp
                                                          Division of
Corporation Finance
Comapany NameMjLink.com, Inc.
                                                          Office of Technology
June 5, 2020 Page 4
cc:       Frederick M. Lehrer
FirstName LastName